

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 3, 2009

Haixia Zhang
Chief Financial Officer
Sunna Motor Industry Park
Jian'an Fuyong Hi-Tech Park
Baoan District, Shenzhen
Guangdong, Peoples Republic of China

   Re: China Electric Motor, Inc.
     Form 10-K for the fiscal year ended December 31, 2008
     Filed February 17, 2009
     File No. 000-53017

Dear Mr. Zhang:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Brian Cascio
          Accounting Branch Chief